UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

NATIONAL OILWELL VARCO, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

CERTAIN STOCK APPRECIATION RIGHTS

(Title of Class of Securities)

637071101

(CUSIP Number of Class Of Securities (Underlying Common Stock))

Brigitte M. Hunt

Vice President

National Oilwell Varco, Inc.

7909 Parkwood Circle Drive

Houston, Texas 77036-6565

(713) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

J. Eric Johnson

Locke Lord LLP

JPMorgan Chase Tower

600 Travis, Suite 2800

Houston, Texas 77002

(713) 226-1200

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$34,261,346	$4,265.54

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 3,823,811 stock appreciation rights (“SARs”) having an aggregate value of $34,261,346 as of November 20, 2017, will be tendered pursuant to this offer. The aggregate value of such SARs was calculated based on the market value thereof in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,265.54	Filing party:	National Oilwell Varco, Inc.
Form or Registration No.:	005-49577	Date Filed:	November 21, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 21, 2017, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on December 4, 2017 (collectively, the “Schedule TO”), by National Oilwell Varco, Inc., a Delaware corporation (“NOV”, or the “Company”), relating to the Company’s offer to exchange certain outstanding and unexercised stock appreciation rights (“SARs”) issued on February 24, 2016 and March 28, 2016 under the Company’s Stock Appreciation Rights & Phantom Equity Plan (the “Eligible SARs Awards”) for (1) a cash payment for the spread (as defined in the Offering Memorandum) on the vested and unexercised portion of the Eligible SARs Awards (the “Cash Payment”), (2) an amended and restated SAR award for the unvested portion of the Eligible SARs Awards (the “Amended SARs”), and (3) a new award of options to purchase the Company’s common stock (the “New Options”), on the terms and subject to the conditions described in the Offering Documents, dated December 4, 2017.

This Amendment No. 2 is made for the purpose of reporting the results of the Offer.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented to include the following:

“The Offer expired at 9:00 p.m. CST, on December 20, 2017. Pursuant to the Offer, the Company accepted for exchange 3,613,707 Eligible SARs Awards representing approximately 94.75% of the 3,813,837 Eligible SARs Awards that were eligible to be tendered in the Offer. In accordance with the terms and conditions of the Offer, on December 20, 2017, the Company granted 1,254,675 Amended SARs with a cap price of $34.32 and 3,613,707 New Options with an exercise price of $34.32 in exchange. In addition, the Company will pay a total of $14,133,955.81 in cash payments on December 26, 2017, which represents the spread on the vested and unexcercised portion of the Eligible SARs Awards as determined on the close of the New York Stock Exchange on December 20, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2017	NATIONAL OILWELL VARCO, INC.

	By:	/s/ Brigitte M. Hunt
	Name:	Brigitte M. Hunt
	Title:	Vice President